TRENT

08005289

29 September 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director declaration'

Yours faithfully

Richard Brierley
Assistant Company Secretary

Encl.

PROCESSED
OCT 15 2008
THOMSON REUTERS

SEC Mail Processing Section
OCT 07 2008
Washington, DC
106

S:\PLCSharedData\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zu-Director declaration 29 September 2008.doc

Severn Trent Plc (the "Company") has received notification that with effect from 26 September 2008 Mr Martin Houston, a non-executive director of the Company, has been appointed as an Alternate Non-Executive Director of Queensland Gas Company, a company listed on the Australian Securities Exchange. This notification is provided in accordance with LR 9.6.14.

www.severntrent.com

END